Exhibit 21.1

SUBSIDIARIES OF FLUENT, INC.

The following is a list of the significant subsidiaries of Fluent, Inc. showing the place of incorporation or organization and the names under which each subsidiary does business. The names of certain subsidiaries are omitted as such subsidiaries, considered as a single subsidiary, would not constitute a significant subsidiary.

Name	Jurisdiction of Organization
Fluent, LLC	Delaware
Winopoly, LLC	New York